

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2020

Rajeev K. Goel
Chief Executive Officer
PubMatic, Inc.
3 Lagoon Drive, Suite 180
Redwood City, California 94065

> **Re: PubMatic, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted October 19, 2020**
> **CIK No. 0001422930**

Dear Mr. Goel:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated October 13, 2020.

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors
Our business depends on our ability to maintain and expand access to valuable ad impressions from publishers..., page 15

1. We note that for the year ended December 31, 2018, one publisher represented 30% of the company's revenue, and for the year ended December 31, 2019, one publisher represented 28% of the company's revenue. Please identify the publishers and disclose the material terms of any agreements with those publishers.

<u>"Our business depends on our ability to maintain and expand access to spend from buyers...",
page 15</u>

2.    We note your response to prior comment 3.  Please tell us what consideration you have given to disclosing the portion of ad impressions purchased in the aggregate by demand side platforms.

<u>Use of Proceeds, page 48</u>

3.    Please quantify the amount of proceeds that may be used to pay amounts owed to holders of your Series D and Series D Prime convertible preferred stock.  Refer to Item 504 of Regulation S-K.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Nicolas Dumont